

July 29, 2013

Via E-Mail
Francis J. Conforti
Chief Financial Officer
Urban Outfitters, Inc.
5000 South Broad Street
Philadelphia, PA 19112-1495

> **Re:     Urban Outfitters, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2013**
> **Filed April 1, 2013**
> **Form 10-Q for the Fiscal Quarter Ended April 30, 2013**
> **Filed June 10, 2013**
> **File No. 000-22754**

Dear Mr. Conforti:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended April 30, 2013

Results of Operations, page 20

1.      We note your disclosures indicating that you attribute the $74.3 million increase in your Retail segment net sales to a $42.5 million increase in comparable net sales and a $31.8 million increase in non-comparable and new store sales.  We understand that the $42.5 million comparable net sales figure you present includes the effects of comparable sales generated from your direct-to-consumer channel.  Please confirm that you will quantify the effect that your direct-to-consumer sales have on your comparable net sales in future filings and provide us with the text of your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 if you have questions regarding the comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining